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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-35028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ROCKVILLE BANK

401(k) PLAN

25 PARK STREET

ROCKVILLE, CONNECTICUT 06066

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

ROCKVILLE FINANCIAL, INC.

25 PARK STREET

ROCKVILLE, CONNECTICUT 06066

Financial Statements

The following financial statements are filed as a part of this annual report:

(a)	Financial Statements

1.	Financial statements of The Rockville Bank 401(k) Plan as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010, including the report of Pue, Chick, Leibowitz & Blezard, LLC with respect thereto.

THE ROCKVILLE BANK

401(K) PLAN

Together with the Report of Independent

Registered Public Accounting Firm

FINANCIAL STATEMENTS

December 31, 2011 and 2010

SUPPLEMENTAL SCHEDULES

December 31, 2011

THE ROCKVILLE BANK 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrators, Trustees and Participants of

The Rockville Bank 401(k) Plan

Rockville, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Rockville Bank 401(k) Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Rockville Bank 401(k) Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of Assets Held at End of Year and Reportable Transactions, together referred to as “supplemental schedules,” are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants

Vernon, Connecticut

June 14, 2012

THE ROCKVILLE BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

Participant-Directed Investments (at fair value):

Mutual funds	$5,814,872	$5,740,976
Rockville Financial, Inc. – Common Stock	3,155,211	2,215,828
Cash and cash equivalents	4,698	724
Investment in master trust	1,830,308	1,857,108

Total Participant-Directed Investments	10,805,089	9,814,636

Receivables:

Notes receivable from participants	429,326	358,816
Employer contribution	566,808	500,719

Total Receivables	996,134	859,535

Net Assets Available for Benefits at Fair Value	11,801,223	10,674,171

Adjustment from fair value to contract value for fully benefit-responsive investment in master trust	(129,534)	(119,296)

Net Assets Available for Benefits	$11,671,689	$10,554,875

See notes to financial statements

THE ROCKVILLE BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

Contributions:

Participant contributions	$866,185	$957,877
Employer cash contributions	566,808	500,719
Other (including rollover contributions)	250,968	261,551

Total contributions	1,683,961	1,720,147

Investment income:

Net appreciation in fair value of investments	274,612	957,576
Dividends and interest	213,957	158,355

Net investment income	488,569	1,115,931

Deductions:

Distributions paid to participants	1,053,316	313,512
Fees	2,400	4,200

Total Deductions	1,055,716	317,712

Change in Net Assets	1,116,814	2,518,366

Net Assets Available for Benefits:

Beginning of year	10,554,875	8,036,509

End of year	$11,671,689	$10,554,875

See notes to financial statements

THE ROCKVILLE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of The Rockville Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

a.	General – The Plan is a defined contribution plan covering substantially all employees of Rockville Bank (the “Bank”) and Rockville Bank Mortgage, Inc. D/B/A Family Choice Mortgage (“RBMI”) who have 1,000 hours of service in a completed period of six to twelve months and have attained age 21. The Compensation Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Charles Schwab Trust Company and First Bankers Trust Company serve as the Trustees of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The plan was amended and restated effective January 1, 2011 for the purpose of obtaining a new determination letter.

b.	Contributions – Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Bank contributes 3% of participants’ compensation annually and for employees hired on or after January 1, 2005, the Bank may make a discretionary matching contribution equal to a uniform percentage of the amount contributed by participants, which percentage is determined each year by the Bank. Effective May 20, 2005, employer contributions may be in the form of cash or employer securities, at the employer’s discretion. Additional amounts may be contributed at the discretion of the Bank. No such additional discretionary contributions were made for the years ended December 31, 2011 and 2010. Participants may also contribute amounts representing distributions from other qualified plans and Individual Retirement Accounts and annuities.

c.	Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s 3% contribution, the Bank’s matching contribution if applicable, the Bank’s discretionary contributions if any, and charged with withdrawals and allocated gains and losses attributable to the account’s investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

d.	Investments – Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers nineteen (19) mutual funds, a benefit responsive investment in a master trust, and Rockville Financial, Inc. common stock as investment options for participants.

e.	Vesting – Participants are always fully vested in their accounts.

1.	DESCRIPTION OF THE PLAN – Continued

f.	Notes Receivable from Participants – Notes receivable from participants represent participant’s loans. Participants may borrow from their accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the current three-year certificate of deposit rate offered by the Plan Sponsor, Rockville Bank, plus 1% (2.49% and 2.73% at December 31, 2011 and 2010, respectively). There is an administrative loan processing fee of $150 and a participant may have only one loan outstanding at a time. Principal and interest is paid ratably through payroll deductions. Loans are generally repayable within five years; however, residential loans may be repayable over a period of up to 15 years.

g.	Payment of Benefits – On termination of employment for any reason, a participant may receive the value of his or her account as a lump-sum distribution in cash or by delivery of the number of full shares of Rockville Financial, Inc. common stock attributable to the account.

h.	Forfeited Accounts – There are no forfeitures available to offset future employer contributions at December 31, 2011 and 2010 and no forfeitures were utilized to reduce employer contributions for the years ended December 31, 2011 and 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

b.	Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosures. Actual results could differ from those estimates.

c.	Risks and Uncertainties – The Plan invests in various investment instruments, including plan sponsor’s stock (Rockville Financial, Inc. – Ticker RCKB), mutual funds, and an insurance investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

d.	Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value except for its investment in master trust, which is valued at contract value (Note 8).

In accordance with accounting principles generally accepted in the United States of America (GAAP), the Trustee of the Plan classifies the Plan’s investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

d.	Investment Valuation and Income Recognition – Continued

Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment income for such investments.

e.	Fully Benefit-Responsive Investment Contracts – The Plan is required to report fully benefit responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invested in investment contracts through a Master Trust. The statement of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

f.	Administrative Expenses – Administrative expenses of the Plan are paid by the Bank as provided in the Plan Document.

g.	Payment of Benefits – Benefit payments and plan distributions to participants are recorded when paid.

3.	REORGANIZATION

On March 3, 2011, Rockville Financial, Inc., (the “Company”), completed the “second step” conversion of Rockville Bank (the “Bank”) from a mutual holding company structure to a stock holding company structure (the “Conversion”) pursuant to a Plan of Conversion and Reorganization (the “Plan”). As part of the conversion, New Rockville Financial, Inc. succeeded Rockville Financial, Inc. as the stock holding company of Rockville Bank, and Rockville Financial MHC, Inc. was dissolved. Upon completion of the Conversion, the Company became the holding company for the Bank and acquired ownership of all the issued and outstanding shares of the Bank’s common stock. Each outstanding share of Rockville Financial, Inc. as of March 3, 2011 was exchanged for 1.5167 shares of New Rockville Financial, Inc. New Rockville Financial, Inc. changed its name to Rockville Financial, Inc. effective March 3, 2011. There was no gain or loss recognized as a result of this conversion.

4.	INVESTMENTS

The following table presents the fair values of investments which represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2011	2010

Rockville Financial, Inc. – Common Stock	$3,155,211	$2,215,828
Oppenheimer Global Fund	615,659	649,418
Columbia Acorn Fund	767,785	876,105
Growth Fund of America	795,444	976,271
Investment in Master Trust	1,830,308	1,857,108

4.	INVESTMENTS – Continued

The Plan’s investments measured by quoted prices in active markets (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows during the years ended December 31:

	2011	2010
Rockville Financial, Inc. – Common Stock	$643,957	$298,503
Oppenheimer Global Fund	(71,619)	75,769
Growth Fund of America	(48,314)	99,805
Columbia Acorn Fund	(82,334)	152,717
Russell Aggressive Strategy Fund	(24,997)	31,307
Investment in Master Trust	62,291	57,320
Columbia Intermediate Bond	7,851	9,336
Russell Balanced Strategy Fund	(27,015)	31,979
Eaton Vance Large Cap	(1,407)	1,077
Russell Moderate Strategy Fund	(7,870)	15,128
Russell Eq Aggressive Class E	(9,002)	13,135
Alliance Small Cap	(33,917)	44,843
American Balanced Fund	2,936	26,906
Russell Conservative Class E	(180)	1,688
American Europacific Growth	(85,106)	31,716
Oppenheimer Small Cap	(4,462)	16,047
Oppenheimer International Bond	(10,085)	4,038
Davis NY Venture FD	(9,141)	15,721
Pimco Commodity Real Return Strat A	(5,517)	—
T. Rowe Price Growth Stock Fund	(5,614)	—
American Fundamental Investors	(15,843)	30,541

Net appreciation	$274,612	$957,576

5.	FAIR VALUE MEASUREMENTS

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

5.	FAIR VALUE MEASUREMENTS – Continued

Fair Value Measurements

as of December 31, 2011 using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual Funds	$5,814,872	$—	$—	$5,814,872
Common Stock	3,155,211	—	—	3,155,211
Cash and Cash Equivalents	4,698	—	—	4,698
Investments in Master Trust	—	1,830,308	—	1,830,308

Total	$8,974,781	$1,830,308	$—	$10,805,089

Fair Value Measurements

as of December 31, 2010 using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual Funds	$5,740,976	$—	$—	$5,740,976
Common Stock	2,215,828	—	—	2,215,828
Cash and Cash Equivalents	724	—	—	724
Investments in Master Trust	—	1,857,108	—	1,857,108

Total	$7,957,528	$1,857,108	$—	$9,814,636

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated May 10, 2012, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with GAAP, the Trustee of the Plan has evaluated the Plan’s tax positions and concluded that the Plan has taken no uncertain tax positions that require adjustments to or disclosures in these financial statements.

8.	INVESTMENT IN MASTER TRUST

In 2002, the Plan began to offer a benefit-responsive investment option via a Master Trust. The Master Trust (trust) has a Group Annuity Contract (GAC) with Metropolitan Life Insurance Company (MET). Assets of the trust are backed by separate accounts managed by MET that are invested primarily in U.S. Government and agency securities. The trust’s contract value account with MET is credited with earnings based on anticipated market yield to maturity of separate accounts, amortization of the difference between the contract share of the market value of the separate account and the contract book value, anticipated fund charges, and contract deposits and disbursements. The trust’s contract value account is also credited for participant deposits and charged for participant withdrawals. The trust is included in the financial statements at contract value as reported to the Plan by the Trustee of the trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates are as follows for the years ended December 31:

	2011	2010

Average yield earned	5.76%	6.55%

Average yield credited to participants	2.68%	2.64%

The crediting interest rate is based on a formula agreed upon with MET, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis and reset every six months.

9.	RELATED PARTY TRANSACTIONS

The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of Rockville Financial, Inc. The Plan sponsor and these transactions qualify as exempt party-in-interest transactions. Loans to participants also qualify as exempted party-in-interest transactions.

10.	SUBSEQUENT EVENTS

On January 31, 2012, the Bank submitted the Rockville Bank 401(k) plan document and all related amendments of the plan document to the Internal Revenue Service for the purpose of obtaining an updated determination letter. On May 10, 2012, the Internal Revenue Service made a favorable determination on the Rockville Bank 401(k) plan.

The Trustee of the Plan has evaluated subsequent events through June 14, 2012, which represents the date that the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

THE ROCKVILLE BANK 401(k) PLAN

EIN: 06-0523930 PN: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS

(HELD AT END OF YEAR) DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Rockville Financial, Inc.	Common Stock	$2,437,282	$3,155,211
	Metlife Stable Value Account	Insurance Contract – Fixed Income	1,553,642	1,830,308
	Growth Fund of America	Mutual Fund – Domestic Equity	821,502	795,444
	Oppenheimer Global Fund	Mutual Fund – International Equity	696,995	615,659
	Eaton Vance Large-Cap Value	Mutual Fund	26,356	25,550
	Davis NY Venture R	Mutual Fund – Domestic Equity	174,464	170,031
	Columbia Intermediate Bond	Mutual Fund – Fixed Income	373,817	394,842
	Columbia Acorn Fund	Mutual Fund – Domestic Equity	763,846	767,785
	Russell Balanced Class E	Mutual Fund – Lifestyle Funds	513,831	498,940
	Russell Aggressive Class E	Mutual Fund – Domestic Equity	392,630	351,639
	Russell Moderate Class E	Mutual Fund – Lifestyle Funds	288,130	280,839
	American Balanced Fund	Mutual Fund – Balanced	312,652	330,844
	Alliance Small/Mid Cap Value	Mutual Fund – Domestic Equity	195,766	198,537
	American Fundamental Investors	Mutual Fund – Domestic Equity	347,388	346,733
	American Funds Europacific Growth	Mutual Fund – International Equity	519,787	456,995
	Pimco Commodity Real Return Strat A	Mutual Fund – Fixed Income	23,501	17,989
	Russell Eq Aggressive Class E	Mutual Fund – Lifestyle Funds	118,006	104,551
	Russell Conservative Class E	Mutual Fund – Lifestyle Funds	65,024	66,043
	Oppenheimer International Bond	Mutual Fund – International Equity	166,009	162,025
	Oppenheimer Small Cap	Mutual Fund – Domestic Equity	105,703	117,104
	T. Rowe Price Growth Stock Fund	Mutual Fund – Domestic Equity	118,904	113,322
*	Rockville Financial Inc.	Cash Equivalent	3,717	3,717
*	Schwab Retirement Advantage	Cash Equivalent	981	981
*	Notes Receivable	2.49%, maturities through 2019	429,326	429,326

			$10,449,259	$11,234,415

*	Party-in-interest

See report of independent registered public accounting firm

THE ROCKVILLE BANK 401(k) PLAN

EIN: 06-0523930 PN: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

(a) Identity of Party Involved	(b) Description of asset (Include interest Rate and Maturity in case of loan)	(c) Purchase Price	(d) Sale Price	(e) Lease Rental	(f) Expense incurred with transaction	(g) Cost of Asset	(h) Current Value Of Asset on Transaction Date	(i) Net Gain/ (loss)

Columbia Acorn Fund Class A	Mutual Fund – Domestic Equity	$198,120	$224,107	$—	$—	$211,623	$394,842	$12,484

Growth Fund of America	Mutual Fund – Domestic Equity	$226,915	$359,428	$—	$—	$346,631	$795,444	$12,797

MetLife Stable Value Account	Master Trust – Fixed Income/GIC	$349,975	$437,869	$—	$—	$404,320	$1,830,308	$33,549

Schwab Retirement Advantage Money Funds	Mutual Fund – Fixed Income	$1,762,519	$1,762,643	$—	$—	$1,762,643	$981	$—

See report of independent registered public accounting firm

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROCKVILLE BANK
401(k) PLAN

Date 6/14/12	By:	/s/ Kristen A. Johnson
Kristen A. Johnson
Chairman of the Compensation Committee Acting as Plan Administrator

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm